January 3, 2014

Ms. Christina Fettig

Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	E.I.I. Realty Securities Trust (the “Trust”);

Registration No. 811-08649

Dear Ms. Fettig,

Thank you for the comments and suggestions you were kind enough to provide in our conversation on December 9th, 2013. As you requested, I am writing to respond on behalf of the Trust to those comments which were made in connection with: (i) disclosures relating to the Trust’s and its respective series’ (each a “Fund” collectively the “Funds”) shareholder reports filed with the Securities & Exchange Commission (“SEC”) on Form N-CSR and (ii) certain disclosures in the Funds’ prospectuses. The comments are summarized below and each is followed by our response.

Comment 1:

With regard to your responses under Form N-CSR, Item 4(e)(2), please clarify the percentage of services that were pre-approved and the percentage where pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Response to Comment 1: We confirm that 100% of the services were pre-approved, with pre-approval waived for 0% of the services. We will clarify this in future filings.

Comment 2:

The expense example on Page 22 of the June 30, 2013 annual shareholder report is based on a $1 million investment, but the expense example should be based upon a $1,000 investment.

Response to Comment 2: We will use a figure of $1,000, instead of $1,000,000, within the expense tables of the shareholder reports for each Fund on a go forward basis.

Comment 3:

In the prospectuses, the hypothetical expense examples are based on an investment of $1 million, as opposed to $10,000 (see, for example, page 2 of the October 29, 2013 Prospectus with the table showing the hypothetical costs on a $1 million investment for the 1, 3, 5 and 10-year time periods). Should the hypothetical be revised to assume a $10,000 investment?

Response to Comment 3: The minimum initial investment for the Funds’ is $1 million. Instruction 1(b) to Item 3 of Form N-1A provides that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Further, Instruction 4(d) to Item 3 of Form N-1A provides that a fund that charges account fees based on a minimum account requirement exceeding $10,000 may adjust its account fees based on the amount of the fee in relation to the fund’s minimum account requirement. The Trust respectively submits that the current narrative contains comparable information to the narrative shown, with the exception of assuming a $1 million investment instead of a $10,000 investment. Because the operative share classes are institutional and investors in the Trust must invest a minimum of $1 million, the Trust respectfully submits that presenting the expense information for this amount increases the usefulness of this table for the Trust’s investors.

Comment 4:

The certifications attached to Form N-CSR are dated before the audit opinion date. Is the Trust aware of that and comfortable with the certifications being before the audit opinion date?

Response to Comment 4: Yes, we are aware and are comfortable with the certifications dated before the audit opinion date.

Comment 5:

Page 9 of the June 30, 2013 annual shareholder report (the letter to shareholders) references assets in the E.I.I. International Property Fund of $736.9 million. Does this figure pertain to total / gross assets or net assets?

Response to Comment 5: The stated figure in that shareholder letter pertains to total/gross assets. Going forward, we will utilize net assets within the shareholder letters to stay consistent with the figures in the financial statements.

Comment 6:

With regard to the BlackRock Liquidity Funds Treasury Trust Fund (“the BlackRock Fund”), within the Schedule of Investments of the June 30, 2013 annual shareholder report, please clarify the specific class of shares held should there be multiple share classes.

Response to Comment 6: The BlackRock Fund only has one share class, the Institutional Class, which will be referenced within the Schedule of Investments going forward for additional clarity.

Comment 7:

Were any Acquired Fund Fees and Expenses (“AFFE”) associated with the BlackRock Fund factored into the Annual Fund Operating Expense tables of the October 29, 2013 Prospectus?

Response to Comment 7: Yes, AFFE were factored into, and expressly disclosed as a line item, within the expense tables for the E.I.I. International Property Fund and E.I.I. Global Property Fund. For the E.I.I. Realty Securities Fund the approximate AFFE was less than 0.005% and therefore not factored into the table or expressly disclosed as a line item.

Comment 8:

Page 40 of the June 30, 2013 annual shareholder report discusses the use of estimates within the financial statements and possible reclassification of distributions. With regard to the distributions made over the past 4 years, have any been reported as distributions from net investment income? Please also clarify if there have been any distribution reclassifications over this time span, stating the nature of the reclassification if they occurred.

Response to Comment 8: During the past 4 years the reported distributions were from net investment income and there were no reclassifications.

Comment 9:

Please clarify that the Funds cannot pay back previously waived expenses if it would cause the expense limit to exceed the expense limitation in effect at the time the expenses were waived.

Response to Comment 9: We confirm that the Funds cannot pay back any previously waived expenses if such payment were to cause the expense limit to exceed the expense limitation in effect at the time the expenses were waived and will clarify the language in future reports. We also note that the expense limits for both the E.I.I. Global Property Fund and the E.I.I. International Property Fund remain unchanged since implementation. The E.I.I. Realty Securities Fund reduced its expense limit (from 1.00% to .80% of the daily average daily net assets) in October, 2007.

Comment 10:

With regard to the special meeting of shareholder held on February 10th, 2012, were the results of the meeting disclosed in the next shareholder report?

Response to Comment 10: After the February 10, 2012 special meeting of shareholders, under the “Subsequent Events” section of the December 31, 2011 semi-annual shareholder report filed with the SEC on March 6, 2012, it was disclosed that the February 10th, 2012 special meeting of shareholders took place involving the election of six trustees to the board of trustees of the Trust (including four existing trustees and two new candidates). The disclosure included the ultimate results that all six trustees had been elected. The disclosure, however, did not include a description or tabulation of the votes cast, and the disclosure was not repeated in the subsequent annual shareholder report filed on September 5, 2012, covering the fiscal year ending June 30, 2012 (that annual shareholder report and subsequent applicable filings, however, have listed in the ordinary course the six individuals as trustees of the Trust). In the future, to the extent that we have these meetings, we will disclose all information as required and consistent with Rule 30e-1. For reference, attached to this letter as Appendix A is the name of each of the six trustees that were elected to the board of trustees of the Trust at the February 10, 2012 special meeting of shareholders, with the tabulation of votes for each trustee.

*        *        *

We hope that these responses adequately address your comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosures that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your time and comments. Please feel free to contact me should you have any further questions or require additional information.

Sincerely,

/s/ Michael J. Meagher
Michael J. Meagher
Treasurer and Chief Compliance Officer
E.I.I. Realty Securities Trust

Appendix A

Name	Number of Shares Voted	Votes
		For	Withheld
Michael J. Abbott	31,012,402.531	30,850,922.987	161,479.544
Warren K. Greene	31,012,402.531	30,024,812.003	987,590.528
Joseph Gyourko	31,012,402.531	30,843,167.703	169,234.828
Juan M. Meyer	31,012,402.531	30,843,167.703	169,234.828
Richard J. Adler	31,012,402.531	30,850,748.851	161,653.680
Christian A. Lange	31,012,402.531	30,024,924.208	987,478.323